June 27, 2019
VIA EDGAR
Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Madison Funds’ Registration Statement on Form N-14 (the “Registration Statement”); Registration No.: 333-231660
Dear Ms. White:
On behalf of Madison Funds, we are providing a supplemental response to a comment received from you regarding the applicability of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the reorganization described in the Registration Statement. Specifically, you asked for an explanation as to why the shareholders of the Broadview Opportunity Fund (the “Acquired Fund”) are not required to approve the reorganization pursuant to Rule 17a-8. As discussed in more detail below, Rule 17a-8 only applies to mergers of affiliated investment companies (or series thereof), and the funds involved in the reorganization are not affiliated persons.

Factual Background

The reorganization involves (i) the acquisition by the Madison Small Cap Fund (the “Acquiring Fund”), a series of Madison Funds, of all of the assets of the Acquired Fund, the sole series of Broadview Funds Trust, in exchange for Class Y shares of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund; (ii) the distribution of the Acquiring Fund Shares received by the Acquired Fund to its shareholders; and (iii) the complete termination and liquidation of the Acquired Fund (collectively referred to as the “Reorganization”). Subject to the conditions to close set forth in the Agreement and Plan of Reorganization and Liquidation, attached as Appendix A to Part A of the Registration Statement, the Reorganization is expected to close on or about July 26, 2019 (the “Closing Date”).

The Reorganization is part of a larger transaction involving Madison Asset Management, LLC (“MAM”), the investment adviser to the Acquiring Fund, Madison Investment Holdings, Inc. (“MIH” and together with MAM, “Madison”), the corporate parent of MAM, and Broadview Advisors, LLC (“Broadview”), the investment adviser to the Acquired Fund. Pursuant to an asset purchase agreement between MIH, MAM and Broadview, Madison has agreed to purchase certain assets from Broadview, including assets related to the management of the Acquired Fund, subject to customary conditions to close (this transaction is referred to as the “Asset Purchase”). The conditions to closing the Asset Purchase include material conditions that

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are outside of the control of the parties, and no right to consummate the Asset Purchase will be fixed until all of the material conditions are met.

Legal Analysis and Conclusions

Consummation of the Reorganization does not require the approval of the Acquired Fund shareholders under applicable state law, as explained in response to Legal Comment #3 included in a draft response letter from Madison Funds sent to you via e-mail on June 20, 2019.

With regard to Rule 17a-8 under the 1940 Act, consummation of the Reorganization does not require the approval of the Acquired Fund shareholders pursuant to that Rule because the Acquired Fund and the Acquiring Fund are not “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act. Specifically, prior to the consummation of the Reorganization, which will occur prior to the closing of the Asset Purchase, the Acquired Fund and the Acquiring Fund are not affiliated persons because:

•	Neither Fund directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the other Fund;

•	Neither Fund directly or indirectly controls, is controlled by, or is under common control with the other Fund;

•	MAM advises only the Acquiring Fund and not the Acquired Fund;

•	Broadview advises only the Acquired Fund and not the Acquiring Fund;

•	Madison does not directly or indirectly own, control, or hold with power to vote voting securities of Broadview or the Acquired Fund;

•	Broadview does not directly or indirectly own, control, or hold with power to vote voting securities of Madison or the Acquiring Fund;

•	Neither Madison nor Broadview directly or indirectly controls, is controlled by, or is under common control with the other entity; and

•	There is not any overlap in the composition of the Funds’ boards of directors, officers or employees.

Accordingly, at the time of consummation of the Reorganization, the investment advisers to the Funds (MAM and Broadview) are not affiliated, nor for the reasons stated above, are the Funds affiliated persons of each other, thereby making Rule 17a-8 inapplicable. Even after the Asset Purchase is consummated, the Acquiring Fund and the Acquired Fund will not be affiliated persons because the Acquired Fund will be dissolved, as will Broadview.

We note that as part of our analysis of Rule 17a-8, we also considered the application of Section 48(a) of the 1940 Act to the Reorganization and Asset Purchase. Section 48(a) prohibits a person from doing something indirectly that the person is not allowed to do directly, however, we believe this provision is inapplicable to the current situation. At no point are the Funds affiliated, and at no point are the prohibitions on self-dealing under Section 17 of the 1940 Act implicated. Section 17 of the 1940 Act prohibits certain transactions involving investment

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companies and their affiliated persons. These prohibitions are designed to prevent insiders from using an investment company to benefit themselves to the detriment of the company and its shareholders. In the current situation, the Funds are unaffiliated, and each have their own independent board of trustees who are overseeing the interests of their respective shareholders. Therefore, at no point is there any circumvention of Section 17.

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We hope the foregoing is responsive to your comment. If you have further questions regarding this matter, please do not hesitate to contact me at 608-284-2226.

Very truly yours,
GODFREY & KAHN, S.C.
/s/ Pamela M. Krill
Pamela M. Krill
cc: Working group